                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                                  DIATIDE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    252842100
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                                 (CUSIP Number)

                              John J. Suydam, Esq.
                        O'Sullivan, Graev & Karabell, LLP
                              30 Rockefeller Plaza
                                   41st Floor
                            New York, New York 10112
                                 (212) 408-2400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 2, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                               (Page 1 of 11 Pages)
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CUSIP No. 252842100               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Chase Venture Capital Associates, L.L.C. (f/k/a Chase Venture Capital Associates, L.P.)
      13-337-6808
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            Not applicable
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        Not applicable
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      LLC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 11 Pages
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                                  SCHEDULE 13D
Issuer:     Diatide, Inc.                                CUSIP Number: 252842100
--------------------------------------------------------------------------------

Preliminary Note.

            The information contained herein has been adjusted to reflect a sale by the reporting person of all of the Issuer's Common Stock and a change in the reporting person's name and address.

Item 1. Security and Issuer.

            This statement relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Diatide, Inc., a New Hampshire corporation (the "Issuer"). The Issuer's principal executive offices are located at 9 Delta Drive, Londonderry, New Hampshire 03053.

Item 2. Identity and Background.

            The response to Item 2 is amended in its entirety to read as follows:

            This statement is being filed by Chase Venture Capital Associates, LLC, a Delaware limited liability company, formerly Chase Venture Capital Associates, L.P., a California limited partnership (hereinafter referred to as "CVCA"), whose principal office is located at c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

            CVCA is engaged in the venture capital and leveraged buyout business. The economic member of CVCA is CCP-CMC Consolidating, LLC, a Delaware limited liability company (hereinafter referred to as "CCP-CMC") and the managing member of CVCA is CCP-SBIC Manager, LLC ("CCP-SBIC"). The managing member of CCP-CMC is Chase Capital Partners, a New York general partnership (hereinafter referred to as "CCP"). Pursuant to a master advisory agreement, CCP-SBIC has delegated its management authority of CVCA to CCP. CCP is also engaged in the venture capital and leveraged buyout business. CCP-CMC's and CCP's principal office is located at the same address as CVCA.

            Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen (except for Messrs. Britts and Meggs, each of whom are citizens of the United Kingdom and Ms. Aidar who is a citizen of Brazil), whose principal occupation is general partner of CCP and whose business address (except for Messrs. Britts, Meggs, Soghikian and Stuart) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                              Ana Carolina Aidar
                              John R. Baron
                              Christopher C. Behrens
                              Mitchell J. Blutt, M.D.
                              David S. Britts
                              Arnold L. Chavkin
                              David Gilbert
                              Eric Green
                              Michael R. Hannon
                              Donald J. Hofmann
                              Jonathan Meggs
                              Stephen P. Murray
                              John M.B. O'Connor
                              Robert Ruggiero
                              Susan Segal
                              Shahan D. Soghikian


                               Page 3 of 11 Pages

                                  SCHEDULE 13D
Issuer:     Diatide, Inc.                                CUSIP Number: 252842100
--------------------------------------------------------------------------------

                              Lindsay Stuart
                              Jeffrey C. Walker
                              Timothy Walsh
                              Rick Waters
                              Damion E. Wicker, M.D.

            Messrs. Britts' and Soghikian's address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111. Messrs. Meggs' and Stuart's address is c/o Chase Capital Partners, 125 London Wall, Level 13, London, England EC2Y5AJ.

            Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation (hereinafter referred to as "Chase Capital"), CCP Principals, L.P., a Delaware limited partnership (hereinafter referred to as "Principals") and CCP European Principals, L.P., a Delaware limited partnership (hereinafter referred to as "European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partner of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

            The Chase Manhattan Corporation (hereinafter referred to as "Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

            The response to Item 3 is amended in its entirety to read as follows:

            Description of Transaction

            On September 23, 1997, the Issuer and CVCA, Medsource S.A. and Neomed Fund Limited (the "Investors") entered into a Securities Purchase Agreement (the "Agreement"). Pursuant to the Agreement, CVCA purchased (i) 871,795 shares of the Issuer's Series A Convertible Preferred Stock (the "Preferred Stock"), which shares are immediately convertible into 871,795 shares of the Issuer's Common Stock (subject to adjustment), and (ii) Warrants to purchase 130,769 shares of the Issuer's Common Stock (the "Warrants") (subject to adjustment). CVCA's original cost basis for the above purchases is $8,500,000. The funds CVCA used to acquire the securities were from its contributed capital.

            Prior to the above-described transaction, CVCA had been the beneficial owner of 651,000 shares of the Issuer's Common Stock.

            On November 2, 1999 CVCA sold an aggregate of 1,654,564 shares of the Issuer's Common Stock for a sale price of $9.50 per share to Schering Berlin. As a result of the foregoing, CVCA is no longer the beneficial owner of any shares of the Issuer's Common Stock.

            CVCA disclaims that it is a member of a group with any other persons either for purposes of this Schedule 13D or for any other purpose related to its beneficial ownership of the Issuer's securities.


                               Page 4 of 11 Pages

                                  SCHEDULE 13D
Issuer:     Diatide, Inc.                                CUSIP Number: 252842100
--------------------------------------------------------------------------------

Item 4. Purpose of Transaction.

            The acquisition of the Issuer's equity securities has been made by CVCA for investment purposes. Although CVCA has no present intention to do so, CVCA may make additional purchases of Common Stock either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, CVCA may decide to sell all or part of its holdings of the Issuer's Common Stock in one or more public or private transactions.

            Except as set forth in this Item 4, CVCA has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, CVCA reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under section 12(g) of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

            The response to Item 5 is amended in its entirety to read as follows:

            CVCA is deemed to be the beneficial owner of none of the shares of the Issuer's Common Stock.

            Except as reported in Item 6 below and incorporated herein by reference, there have been no transactions in the Common Stock during the past sixty days which are required to be reported in this Statement. No person other than CVCA has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by CVCA.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Reference is made to the information disclosed under Items 3 and 4 of this Statement which is incorporated by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

            (a) Registration Rights Agreement. The Issuer and the Investors entered into a Registration Rights Agreement dated as of September 23, 1997 (the "Registration Agreement"). The Registration Agreement grants the Investors, including CVCA, certain demand rights with respect to registration under the 1933 Act. The Registration Agreement also grants "piggy-back" rights to CVCA to participate in certain registration statements filed by the Issuer.

            (b) Warrant No. 1. CVCA has acquired from the Issuer Warrant No. 1 dated as of September 23, 1997. Warrant No. 1 allows CVCA to purchase up to 130,769 shares of Common Stock of the Issuer. The Warrants are immediately exercisable and will expire on September 23, 2007.

Item 7. Material to be Filed as Exhibits.

      1. *Securities Purchase Agreement, dated as of September 23, 1997, among the Issuer and the Investors.

      2. *Registration Rights Agreement, dated as of September 23, 1997, among the Issuer and the Investors.

----------
*     Filed Previously.


                               Page 5 of 11 Pages

                                  SCHEDULE 13D
Issuer:     Diatide, Inc.                                CUSIP Number: 252842100
--------------------------------------------------------------------------------

      3. *Warrant No. 1, dated as of September 23, 1997.

      4. *Certificate of Designations of the Preferred Stock of Diatide, Inc. To be Designated Series A Convertible Preferred Stock.

SCHEDULE A

            Item 2 information for executive officers and directors of Chase Capital.

SCHEDULE B

            Item 2 information for executive officers and directors of Chase.

----------
*     Filed Previously.


                               Page 6 of 11 Pages

                                  SCHEDULE 13D
Issuer:     Diatide, Inc.                                CUSIP Number: 252842100
--------------------------------------------------------------------------------

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2000            CHASE VENTURE CAPITAL ASSOCIATES, L.L.C.

                                    By:  CHASE CAPITAL PARTNERS,
                                         its Manager


                                    By: /s/ Jeffrey C. Walker
                                        ----------------------------------------
                                        Name: Jeffrey C. Walker
                                        Title: Managing General Partner


                               Page 7 of 11 Pages

                                  SCHEDULE 13D
Issuer:     Diatide, Inc.                                CUSIP Number: 252842100
--------------------------------------------------------------------------------

                                                                      SCHEDULE A

                            CHASE CAPITAL CORPORATION

                               Executive Officers

         Chief Executive Officer                 William B. Harrison, Jr.*
         President                               Jeffrey C. Walker**
         Executive Vice President                Mitchell J. Blutt, M.D.**
         Vice President & Secretary              Gregory Meredith*
         Vice President and Treasurer            Elisa R. Stein**
         Vice President                          Marcia Bateson**
         Assistant Secretary                     Robert C. Carroll*
         Assistant Secretary                     Anthony J. Horan*
         Assistant Secretary                     Denise G. Connors*

                                    Directors

                           William B. Harrison, Jr.*
                              Jeffrey C. Walker**

----------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.


                               Page 8 of 11 Pages

                                  SCHEDULE 13D
Issuer:     Diatide, Inc.                                CUSIP Number: 252842100
--------------------------------------------------------------------------------

                                                                      SCHEDULE B

                         THE CHASE MANHATTAN CORPORATION

                              Executive Officers*

                    Walter V. Shipley, Chairman of the Board*
         William B. Harrison Jr., President and Chief Executive Officer*
                       Donald L. Boudreau, Vice Chairman*
                  John J. Farrell, Director of Human Resources*
                        Neal S. Garonzik, Vice Chairman*
     Frederick W. Hill, Director of Corporate Marketing and Communications*
                        Donald H. Layton, Vice Chairman*
                        James B. Lee Jr., Vice Chairman*
                      William H. McDavid, General Counsel*
                   Denis J. O'Leary, Executive Vice President*
                         Marc J. Shapiro, Vice Chairman*
                       Joseph G. Sponholz, Vice Chairman*
                 Jeffrey C. Walker, Senior Managing Director**

                                 Directors***

                                      Principal Occupation or Employment;
Name                                  Business or Residence Address
----                                  -----------------------------
Hans W. Becherer                      Chairman of the Board
                                      Chief Executive Officer
                                      Deere & Company
                                      One John Deere Place
                                      Moline, IL 61265
Frank A. Bennack, Jr.                 President and Chief Executive Officer
                                      The Hearst Corporation
                                      959 Eighth Avenue
                                      New York, New York  10019

----------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue - 12th Floor, New York, New York 10017.

*** Each of the persons named below is a citizen of the United States of America.


                               Page 9 of 11 Pages

                                  SCHEDULE 13D
Issuer:     Diatide, Inc.                                CUSIP Number: 252842100
--------------------------------------------------------------------------------

                                    Principal Occupation or Employment;
Name                                Business or Residence Address
----                                -----------------------------
Susan V. Berresford                 President
                                    The Ford Foundation
                                    320 E. 43rd Street
                                    New York, New York  10017
M. Anthony Burns                    Chairman of the Board and
                                      Chief Executive Officer
                                    Ryder System, Inc.
                                    3600 N.W. 82nd Avenue
                                    Miami, Florida  33166
H. Laurence Fuller                  Co-Chairman
                                    BP Amoco p.l.c.
                                    1111 Warrenville Road, Suite 25
                                    Chicago, Illinois  60563
Melvin R. Goodes                    Retired Chairman of the Board and CEO
                                    Warner-Lambert Company
                                    201 Tabor Road
                                    Morris Plains, NJ  07950
William H. Gray, III                President and Chief Executive Officer
                                    The College Fund/UNCF
                                    9860 Willow Oaks Corporate Drive
                                    P.O. Box 10444
                                    Fairfax, Virginia  22031
William B. Harrison, Jr.            President and Chief Executive Officer
                                    The Chase Manhattan Corporation
                                    270 Park Avenue, 8th Floor
                                    New York, New York 10017-2070
Harold S. Hook                      Retired Chairman and Chief Executive Officer
                                    American General Corporation
                                    2929 Allen Parkway
                                    Houston, Texas  77019
Helene L. Kaplan                    Of Counsel
                                    Skadden, Arps, Slate, Meagher & Flom LLP
                                    919 Third Avenue - Room 29-72
                                    New York, New York  10022
Henry B. Schacht                    Director and Senior Advisor
                                    E.M. Warburg, Pincus & Co., LLC
                                    466 Lexington Avenue, 10th Floor
                                    New York, New York 10017
Walter V. Shipley                   Chairman of the Board
                                    The Chase Manhattan Corporation
                                    270 Park Avenue
                                    New York, New York  10017
Andrew C. Sigler                    Retired Chairman of the Board and
                                     Chief Executive Officer
                                    Champion International Corporation
                                    One Champion Plaza
                                    Stamford, Connecticut 06921
John R. Stafford                    Chairman, President and
                                     Chief Executive Officer
                                    American Home Products Corporation
                                    5 Giralda Farms
                                    Madison, New Jersey 07940


                              Page 10 of 11 Pages

                                  SCHEDULE 13D
Issuer:     Diatide, Inc.                                CUSIP Number: 252842100
--------------------------------------------------------------------------------

                                    Principal Occupation or Employment;
Name                                Business or Residence Address
----                                -----------------------------
Marina v.N. Whitman                 Professor of Business Administration
                                     and Public Policy
                                    The University of Michigan
                                    School of Public Policy
                                    411 Lorch Hall, 611 Tappan Street
                                    Ann Arbor, MI  48109-1220


                              Page 11 of 11 Pages